SEI Investments Distribution Co.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2023

(in thousands of dollars, except share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2023	1,000	$ 1	$ 20,309	$ 12,530	$ 32,840
Net income	—	—	—	22,665	22,665
Dividends	—	—	—	(21,000)	(21,000)
Balance, December 31, 2023	1,000	$ 1	$ 20,309	$ 14,195	$ 34,505

The accompanying notes are an integral part of these financial statements.